United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 21, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

21 March 2025

COCA-COLA EUROPACIFIC PARTNERS PLC FILES ANNUAL REPORT AND FORM 20-F

LONDON, 21 March 2025 – Coca-Cola Europacific Partners plc (“CCEP”) (ticker symbol CCEP) announces that, on 21 March 2025, it filed its 2024 Annual Report and Form 20-F with the Securities and Exchange Commission. The filing includes CCEP’s audited results for the year ended 31 December 2024. The unaudited fourth-quarter and full year results for the period ended 31 December 2024 were released on 14 February 2025.

The 2024 Annual Report and Form 20-F is available on CCEP’s website at https://ir.cocacolaep.com/financial-reports-and-results/integrated-reports and also online at www.sec.gov.

A copy of the 2024 Annual Report and Form 20-F will be available shortly at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.Printed copies of the Annual Report and Form 20-F will be posted free of charge to those shareholders who have requested it on or around 10 April 2025.

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 21, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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